Press Release SR #09-05

December 30, 2005

PRIVATE PLACEMENT FINANCING COMPLETED

Sutcliffe Resources Ltd. (the “Company”) announced today that it has completed the private placement announced on December 12, 2005 as follows:

(i)	2,444,000 flow-through common shares at a price of $0.40 per share for total gross proceeds of $977,600; and

(ii)

437,500 units at a price of $0.40 per unit for total gross proceeds of $175,000, each unit consisting of one common share and one common share purchase warrant, each common share purchase warrant entitling the holder thereof to acquire one common share at a price of $0.60 per share for a period of two year from the closing of the private placement.

All securities issuable under the private placement are subject to a four month hold period and are subject to restrictions on resale prior to May 1, 2006.

The funds raised will be used for exploration on the Company’s Harrison Lake and Beale Lake properties and for working capital purposes.

In connection with the private placement, the Company paid a Finder’s fee in the amount of $61,860 to Carl Jones, an arm’s length party.

On behalf of the Board of Directors

“Laurence Stephenson”

Laurence Stephenson,
President

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.

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